NEDBANK
GROUP

RECEIVED
2006 MAY 10 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

06013281

SUPPL

Dear Sir

Nedcor Ltd
~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of the Nedbank Group – first quarter 2006 trading update.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za

PROUDLY SOUTH AFRICAN

NEDBANK GROUP LIMITED
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

RECEIVED
2006 MAY 10 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEDBANK GROUP - FIRST QUARTER 2006 TRADING UPDATE

OVERVIEW

The unaudited trading results for the three months to 31 March 2006 ("the period") reflect the group's continued delivery on its commitments to shareholders and the positive momentum from the last quarter of 2005. The results include ongoing increases in listed property private equity valuations in Nedbank Corporate, strong deal flow and equity trading in Nedbank Capital, as well as tight expense control across the group. All operating divisions recorded strong revenue growth over the corresponding period in 2005, reflecting the benefits of operational efficiencies achieved over the last two years and the buoyant economic environment.

Headline earnings for the period increased by 82,9% to R1 026 million (2005: R561 million). Attributable income grew by 124,4% from R566 million in the corresponding period in 2005 to R1 270 million for the three months ended 31 March 2006.

The group's return on average ordinary shareholders' equity ("ROE") continued to improve, increasing from 12,1% for the three months to 31 March 2005 to 18,0% for the period ended 31 March 2006, boosted primarily by strong revenue growth.

Tom Boardman, chief executive, said: "We are very pleased with the headline earnings growth of 82,9%, with good growth in income across all of the operating divisions. However, shareholders should note that this strong revenue growth and the associated higher ROE are not necessarily sustainable for the full year as the listed property private equity revaluations in Nedbank Corporate, the robust equity trading results and some large transactions within Nedbank Capital are not all currently expected to be of a recurring nature. Items that could be considered to be of a non-recurring nature amounted to approximately R150 million (pre-taxation) for the quarter."

"The group remains committed to meeting its targets of a ROE of 20% and an efficiency ratio of 55% for the 2007 financial year."

PERFORMANCE FOR THE PERIOD

Rm	2006	2005	% change
Net interest income ("NII")	2 420	1 875	29,1
Impairments	378	442	(14,4)
Non-interest revenue (including foreign currency translation gains / losses) ("NIR")	2 290	1 977	15,8
Interest margin (%)	3,82	3,24	
Total expenses	2 687	2 466	9,0
Efficiency ratio (%)	57,0	64,0	
Headline earnings	1 026	561	82,9
Attributable earnings	1 270	566	124,4
ROE (%)	18,0	12,1	

NII grew strongly, with advances increasing by 19,6% (annualised from December 2005). The margin (based on average interest-earning banking assets) continued improving from 3,24% (restated) for the three months ended March 2005 to 3,82% for the period. This margin increase reflects:
- The uplift from the settlement of the expensive empowerment funding for Peoples Bank in April 2005;
- Mix changes from growth in higher margin retail and business banking advances being above the growth in corporate advances;
- Higher endowment levels; and
- A low 2005 base due to the 1% taxation rate decrease which impacted margins on historic structured finance transactions.

The group anticipates some margin reduction during the remainder of the year as a result of continued strong retail and business banking asset growth being funded largely by wholesale deposits.

NIR increased by 15,8%. The group benefited from favourable listed property private equity revaluations in the Property Finance division in Nedbank Corporate of R84 million and continued strong deal flow and equity trading in Nedbank Capital. Commission and fees continued to benefit from increased volume growth when compared to the same period in 2005. Total group bancassurance new business premiums increased by 40%. Excluding foreign currency translation gains / losses, NIR increased by 22,9%.

Impairments totalled R378 million for the period and the annualised impairments charge as a percentage of advances improved from 0,78% for the three months to 31 March 2005 to 0,59% for the period. Impairments, within individual categories of advances, continue to benefit from the good economic environment and improved quality of new business, as well as improved internal processes and recoveries.

Total expenses for the period amounted to R2,7 billion, up 9,0% on the period to March last year. Staff expenses increased as a result of the annual salary increases and the additional staff recruited last year in customer-facing areas, in particular in Nedbank Retail. Marketing expenses grew 38,5% off a low base as the group invested in its new marketing campaign. Owing to continued tight expense control most other major categories of expenses showed a decrease or modest growth over 2005. The prior period includes merger and recovery programme expenses of R24 million and the current period includes an IFRS2 share-based payments expense of R26 million relating to the group's black economic empowerment deal.

With total gross revenue growing by 22,3%, income growth exceeded expense growth (the 'jaws ratio') by 13,3%, resulting in the efficiency ratio improving from 64,0% to 57,0%. However, this ratio is unlikely to be sustainable at this level for the full year owing to the nature of certain of the revenue items referred to above and a planned increase in expenditure to further enhance Nedbank Retail's distribution network and marketing efforts.

The group recorded a capital profit of R243 million (post taxation), mainly from the sale of its remaining holding in Net1 UEPS Technologies Inc as well as the group's 41,4% holding in IQ Business Group and various property assets. The group also sold its investment in the State Bank of Mauritius, subject to final regulatory approval, which had already been written down to its expected realisable value in the 2005 results. There are no further material non-core assets to be sold.

Total assets at R361 billion are R9 billion (10,6% annualised) higher than December 2005. Advances increased by R12 billion (19,6% annualised) and average interest-earning banking assets increased by R16,5 billion. Residential home loans have increased by R4 billion (22,1% annualised) and grew in line with the market during February (the latest available market statistics). Leases and instalment debtors increased by R2 billion (17,6% annualised) with strong growth from Imperial Bank. Loan growth from large corporate clients improved towards the end of the quarter while new loan growth in Business Banking continues its increasing growth trend.

The group continues to be well-capitalised, with the Tier 1 group capital adequacy and total group capital adequacy ratios remaining above the 9,4% and 12,9% respectively reported for December 2005. No further share buy-backs were undertaken during the period. The group successfully issued a bond of R1,5 billion on 19 April 2006 at a rate of 70 basis points

above the R153 which was 1,7 times oversubscribed. The bond, which qualifies as regulatory Tier 2 capital, was issued to pre-finance a portion of the NED1 issue, which Nedbank intends to call on the call date of 20 September 2006, subject to prior written approval by the Registrar of Banks, and to balance the levels of debt and equity in regulatory capital as part of the bank's long-term capital management programme.

EARNINGS FORECASTS - SIX MONTHS TO 30 JUNE 2006

Assuming economic conditions remain constant, the directors expect headline earnings for the six months to 30 June 2006 to be between 33% and 53% higher than the R1 398 million reported for the six months to 30 June 2005. Headline earnings per share is anticipated to be between 30% and 50% greater than the 354 cents per share reported for June 2005.

Based on the forecast range of headline earnings per share above and the net capital profits from non-core asset sales, basic earnings per share for the six months to June 2006 is estimated to be between 45% and 65% higher than the 356 cents per share reported for June 2005.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

ACCOUNTING POLICIES

Nedbank Group's financial results for the period have been prepared in accordance with International Financial Reporting Standards as expected to be effective for the year ending 31 December 2006. These standards are subject to ongoing review and possible amendment by interpretive guidance from the International Financial Reporting Interpretations Committee. The results may therefore be subject to change at future reporting dates.

RESTATEMENTS

When the group reported its June 2005 interim results the group reclassified banking and trading assets and the associated NII/NIR. Full details of this restatement were outlined in the SENS announcement on 4 August 2005. The comparative amounts for the period have been amended to ensure a similar classification of NII and NIR. The effect of this amendment in the period to March 2005 was to increase NII by R82 million and the interest margin from 3,10% to 3,24% and to decrease NIR by R82 million.

Nedbank Group's results for the six months ending 30 June 2006 will be released on SENS on Wednesday, 2 August 2006.

The chief financial officer, Mike Brown, will be hosting a conference call at 6pm SA time (4pm GMT / 5pm UK summer time) today, giving an overview of this trading update. The dial-in numbers are as follows:

Live call

South Africa	0800 200 648	Toll-free
USA	1800 860 2442	Toll-free
UK	0800 917 7042	Toll-free
Other	+27 11 535 3600	Toll

Playback (available for 24 hours)

South Africa/other	+27 11 305 2030	Code: 2575#	Toll
USA	+1 412 317 0088	Code: 2575#	Toll
UK	+44 808 234 6771	Code: 2575#	Toll-free

Sandton
4 May 2006

For further information kindly contact
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

NEDBANK
GROUP

5 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of the Nedbank Group – results of annual general meeting and change in directors.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc Jonathan K Bender, Esq

NEDBANK GROUP - RESULTS OF ANNUAL GENERAL MEETING AND CHANGE IN DIRECTORS

JSE Code: NED NBKP
Date: 20060505
Time: 08:59:06

NED NBKP
Nedbank Group - Results of Annual General Meeting and Change in Directors
NEDBANK GROUP LIMITED
(formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedbank Group" or "the company")
NEDBANK LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1951/000009/06
JSE share code: NBKP
ISIN code: ZAE000043667
("Nedbank")

RESULTS OF ANNUAL GENERAL MEETING AND CHANGE IN DIRECTORS

At the annual general meeting of Nedbank Group held on Thursday, 4 May 2006, all the ordinary and special resolutions outlined in the notice of annual general meeting dated 22 March 2006 were passed by the requisite majority, with the exception of Resolution 5 which was withdrawn as no nominations were received for any person to be proposed as a director in terms of the company"s articles of association.

The special resolution related to a general authority being granted for Nedbank Group to repurchase its shares, and will be submitted for registration at the Registrar of Companies in due course.

Shareholders representing 84,25% of the issued share capital in Nedbank Group were present in person or by proxy at the meeting.

As has been previously announced, Warren Clewlow retired as a non-executive director and chairman of Nedbank Group and Nedbank at the meeting, having reached the mandatory retirement age. Dr Reuel Khoza, who was appointed chairman designate on 25 November 2005, has succeeded Mr Clewlow as chairman with immediate effect.

In addition, as announced in the 2005 annual results, Julian Roberts has resigned as a non-executive director of Nedbank Group and Nedbank with effect from 5 May 2006, following his appointment as chief executive officer and director of Old Mutual plc"s subsidiary, Skandia.

Sandton
4 May 2006

For further information contact:
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Sponsors:
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

Date: 05/05/2006 08:59:09 AM Produced by the JSE SENS Department